Exhibit 99.1

Schedule of Transactions in Shares

The following table sets forth all transactions effected in the last sixty days by the Reporting Persons (on behalf of the Corvex Funds) in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 8, 2026. All such transactions were sales of securities effected in the open market, and the table excludes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE $[1]
Sale of Common Stock	03/09/2026	38,600	87.38
Sale of Common Stock	03/10/2026	16,173	87.84
Sale of Common Stock	03/11/2026	32,600	87.49
Sale of Common Stock	03/12/2026	17,727	87.48
Sale of Common Stock	03/13/2026	5,402	88.00
Sale of Common Stock	03/16/2026	7,623	88.27
Sale of Common Stock	05/06/2026	700,000	90.34

(1) Other than the sale on May 6, 2026, the prices in each of the following rows are weighted average prices. Other than the sale on May 6, 2026, the Shares were sold in multiple transactions. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price.